Independent Auditors' Report



To the Board of Directors of
Scout Stock Fund, Inc.
and
the Securities and Exchange Commission:

RE:	Scout Stock Fund, Inc.
	Form N-17f-2
	File Number 811-3557


We have examined management's assertion about SCOUT STOCK FUND, INC.'s (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of April 30, 1998, and for the period December 31, 1997 through April 30, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1998, and for the period December 31, 1997 through April 30, 1998, with respect to securities of SCOUT STOCK FUND, INC., without prior notice to management:

* Securities owned as of the close of business on April 30, 1998, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Depository Trust Company and the Federal Reserve Bank, which use the book entry method of accounting for securities;

* Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;


* Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scout Stock Fund, Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scout Stock Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.








Kansas City, Missouri
July 23, 1998



	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-3557                        April 30, 1998






2. State Identification Number:






AL	*

AK	98 02177

AZ	S-0033496-QUAL

AR	85-M1011-01

CA	504-5890

CO	IC-91-02-936

CT	SI45574

DE	*

DC	*

FL	*

GA	56-002873

HI	*

ID	48845

IL	9738153

IN	85-0334 IC

IA	I-19089

KS	83S0000724

KY	M29409

LA	54080**

ME	MF98-6742

MD	SM980017

MA	96-6993-MR

MI	227111

MN	R-28087.1

MS	MF-98-01-005

MO	Q-MT-1290

MT	9204

NE	015642

NV	*

NH	*

NJ	*

NM	980210

NY	S 27 53 17

NC	*

ND	62478

OH	10278

OK	I-321197

OR	98-0080**

PA	87-08-112MF

RI	*

SC	MF11218

SD	10196

TN	RM98-0283

TX	C 39438

UT	B00039221**

VT	1/16/98-22

VA	2614

WA	C-57895

WV	MF-24121

WI	341393-03

WY	20518

PUERTO RICO





Other (specify):

*Indicates Fund is registered in state but state does not issue identification numbers
**Securities in the Scout Funds Combined Prospectus included on one
  Notice Filing (Balanced Fund, Bond Fund, Money Market Fund,
  Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)






3. Exact name of investment company as specified in registration statement:

        Scout Stock Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





Management believes that Scout Stock Fund, Inc. was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1998, and during the period from December 31, 1997 (prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through April 30, 1998, with respect to securities reflected in the investment account of Scout Stock Fund, Inc.



SCOUT STOCK FUND, INC.


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President